[The shareholder’s name and address]

March 6, 2006

Redemption
At TDC A/S’ extraordinary general meeting on February 28, 2006 the company’s Articles of Association was supplemented with a new article 5 a, which states in sub-article 1 that Nordic Telephone Company ApS (NTC) upon written notice to the Board of Directors and any other of the company’s shareholders may demand that the company’s other shareholders have their shares redeemed by NTC. At the same time announcement in accordance with the requirements for convening general meetings in the company must be made.
Article 5 a of the Articles of Association together with the other adoptions on the extraordinary general meeting have been filed with the Danish Commerce and Companies Agency for registration on March 3, 2006. The Danish Commerce and Companies Agency is still considering the case.
On March 5, 2006 the Board of Directors received a written redemption notice from NTC pursuant to article 5 a (1) of the Articles of Association. In accordance with article 5 a (5) of the Articles of Association the Board of Directors shall hereby inform the company’s shareholders that NTC has initiated the redemption process pursuant to article 5 a. Enclosed are copies of NTC’s notice and article 5 a of the Articles of Association.
At the extraordinary general meeting minority shareholders, including ATP, objected to the adoption of article 5 a. In continuation hereof ATP has today stated that a formal objection against the registration would be submitted to the Danish Commerce and Companies Agency and that ATP would commence legal proceedings with the purpose to have article 5 a declared unlawful. NTC has stated that it adheres to its decision to seek the redemption completed. Currently it is not possible for TDC to assess, how these actions will influence the completion and the settlement of the redemption initiated by NTC.

Yours sincerely

The Board of Directors

NOT FOR DELIVERY IN OR INTO THE UNITED STATES
This document does not constitute an offer or an invitation to purchase any securities or the solicitation of an offer to sell any securities, in the United States or in any other jurisdiction were such offer, invitation or solicitation is prohibited. Shareholders in the United States will not be eligible to deliver their shares to Nordic Telephone Company ApS during the notice period referred to below, any delivery of shares during such period by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of the United States will not be permitted, and no transfer of such shares will be settled except as described herein.
5 March 2006
To the shareholders of TDC A/S
At the extraordinary general meeting of TDC A/S (the “Company”) on 28 February 2006, the shareholders in the Company representing 90.9% of the represented voting share capital voted in favour of adopting an amendment to article 4.5 of the Company’s articles of association regarding the obligation to participate in a compulsory redemption of their shares and incorporating a new article 5a, according to which Nordic Telephone Company ApS upon written notice may demand that the Company’s other shareholders have their shares redeemed by Nordic Telephone Company ApS.
Nordic Telephone Company ApS has decided to exercise its redemption right pursuant to Article 5a of the articles of association towards all shareholders except for shares held by it and TDC’s treasury shares and accordingly gives this redemption notice to compulsorily acquire your shares.
Consequently, Eligible Shareholders (as defined below) are hereby requested to deliver their shares to Nordic Telephone Company ApS no later than on 24 March 2006.
The consideration for the redeemed shares to be paid by Nordic Telephone Company ApS is DKK 382 per share of a nominal value of DKK 5. If the Company pays dividends or makes other distributions to its shareholders prior to the redemption, the consideration will be reduced by the amount per share of such dividend or other distributions (DKK for DKK). Your custodian bank may charge you brokerage fees or other charges in connection with the redemption. You should consult with your custodian bank about whether it will do so. Any such brokerage fees or other charges imposed on you will need to be paid by you. The consideration is identical to the consideration offered and paid by Nordic Telephone Company ApS on 1 February 2006 in connection with its public tender offer to the shareholders of the Company dated 2 December 2005.
Any shareholder(s) objecting to the redemption price may no later than 24 March 2006 require that the value of the shares be determined by experts, appointed by the court of the jurisdiction of TDC A/S’ registered office (Copenhagen) in line with the provision in section 19(2) of the Danish Companies Act or in accordance with the provision in section 81a of the Danish Companies Act. The valuation of the experts may be brought before the courts by each party. Proceedings in such matters must have been instituted not later than three months after the valuation of the experts is received. A redemption price fixed by experts or by the courts also applies to such other shareholders comprised by the redemption who did not wish the valuation to be made. All costs incidental to the determination of the price shall be borne by Nordic Telephone Company ApS, unless for special reasons the courts find that the minority shareholders in question must reimburse Nordic Telephone Company ApS’ costs in full or in part.

Irrespective of whether any objections or demands for an expert valuation have been made and subject to applicable law, Nordic Telephone Company ApS shall be entitled to have the shares subject to the compulsory acquisition transferred to it after expiry of the redemption notice period on 24 March 2006 and to be registered as the holder of such shares in the Company’s Register of Shareholders against payment of the consideration as stated above, to the shareholders’ respective custodian banks registered with the Danish Securities Centre. In the event that the expert valuation or order of the courts were to provide a redemption price which exceeds DKK 382 (as adjusted), the redeemed shareholders would be compensated for any difference when such decision is finally made.
Shares delivered to or redeemed by Nordic Telephone Company ApS hereunder must be free and unencumbered.
Nordic Telephone Company ApS encourages each Eligible Shareholder to contact the custodian bank, where such Eligible Shareholder’s shares are deposited, and request that the shares be transferred to Nordic Telephone Company ApS no later than on 24 March 2006 through Nordea Bank Danmark A/S, Securities Operations, Helgeshøj Allé 33, Taastrup, Postbox 850, 0900 Copenhagen C. Settlement for such shares is expected to take place 3 business days after expiry of the redemption notice period.
If following the end of the compulsory acquisition notice period on 24 March 2006 any shareholder (including any shareholder who is not an Eligible Shareholder) has not delivered its shares to Nordic Telephone Company ApS, Nordic Telephone Company ApS will seek to effect the transfer of such shares, subject to applicable laws, through the Danish Securities Centre (Værdipapircentralen) against delivery of the cash payment for such shares to such shareholder’s custodian bank registered with the Danish Securities Centre.
Any shares held by shareholders in the United States or who deliver their shares by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of the United States will be acquired in the compulsory acquisition only after the notice period, as described above.
Shareholders other than (i) shareholders in the United States or (ii) shareholders who seek to deliver shares by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of the United States are referred to in this notice as ”Eligible Shareholders.”
If there are any shareholders to whom Nordic Telephone Company ApS cannot pay the consideration, the consideration will be deposited in accordance with Danish Act no. 29 of 16 February 1932 on the debtor’s right of discharge by deposit (deponeringsloven).
For questions regarding the settlement of the compulsory redemption please contact your own custodian bank.
Copenhagen, 5 March 2006

Nordic Telephone Company ApS

Nordic Telephone Company ApS, CVR-no 29 14 67 80
Langelinie Alle 35, DK 2100 Copenhagen

The Articles of Association of TDC A/S is a translation from Danish. In case of any discrepancies between the Danish and the English version of the Articles of Association the Danish version prevails.
Excerpt from the Articles of Association of TDC A/S
“...
5a
(1)	Nordic Telephone Company ApS, which holds more than 88.2% of the shares in the Company, may upon written redemption notice thereof to the Board of Directors and any other of the Company’s shareholders, and upon concurrent announcement hereof in accordance with the requirements for convening general meetings in the Company, demand that the Company’s other shareholders have their shares redeemed by Nordic Telephone Company ApS. Nordic Telephone Company ApS may decide that the redemption shall not comprise the Company’s treasury shares.

(2)	The consideration for the redeemed shares to be paid by Nordic Telephone Company ApS is DKK 382 in cash per share of DKK 5. If the Company pays dividends or makes other distributions to its shareholders prior to the redemption, the consideration will be reduced by the amount per share of such dividend or other distribution (DKK for DKK). Brokerage and any other charges shall be payable by the redeemed shareholder. The consideration is identical to the consideration offered and paid by Nordic Telephone Company ApS on 1 February 2006 in connection with a public tender offer to the shareholders dated 2 December 2005 made in accordance with the provisions in the Danish Securities Trading Act. Any Shareholder(s) objecting to the redemption price may, prior to expiry of the redemption notice, require that the value of the shares be determined by experts appointed by the court of the jurisdiction of the Company’s registered office (Copenhagen) in line with the provision in section 19(2) of the Danish Companies Act or in accordance with the provision in section 81a of the Danish Companies Act. The valuation of the experts may be brought before the courts by each party. Proceedings in such matters must have been instituted not later than three months after the valuation of the experts is received. A redemption price fixed by experts or by the courts also applies to such other shareholders comprised by the redemption who did not wish the valuation to be made. All costs incidental to the determination of the price shall be borne by the shareholder, unless for special reasons the courts find that the minority shareholders in question must recover the shareholder’s costs in full or in part.

(3)	The redemption notice must state a period of not less than 8 days and not more than 4 weeks within which the shareholders are encouraged to transfer their shares on the terms of this article 5a. Following expiry of said period, irrespective of whether any objections or demands for an expert valuation have been made, Nordic Telephone Company ApS shall be entitled to have the shares transferred to it and to be registered as the holder of such shares in the Company’s Register of Shareholders against payment of the consideration mentioned in article 5a(2), to the shareholders’ custodian banks registered with the Danish Securities Centre. In the event that the expert valuation or order of the courts were to provide a redemption price which exceeds the consideration mentioned in article 5a(2), the redeemed shareholders will be compensated for any difference when such decision is finally made.

(4)	If there should be shareholders to whom Nordic Telephone Company ApS cannot pay the consideration, such shares may be transferred to Nordic Telephone Company ApS, and Nordic Telephone Company ApS may be registered as the holder thereof in the Company’s Register of Shareholders against deposit of the said compensation pursuant to the Danish Act on Right of Debtors to be discharged by way of Deposit.

(5)	The Company’s Board of Directors shall, on the basis of the contents of the Register of Shareholders and through the custodian banks of the respective shareholders, inform the shareholders of the redemption process that has been initiated and of any deposits made, cf. article 5a(4). Nordic Telephone Company ApS shall exercise its right of redemption pursuant to this provision as soon as possible after the adoption and before 1 December 2006.
...”